EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

March 14, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO FEBRUARY PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following February 2013 production results from its San Gonzalo mine operation located on the Avino property near Durango, Mexico.

Production numbers from the past five months, as well as 2013 yearly totals are reported as follows:

	Oct 2012	Nov 2012	Dec 2012	Jan 2013	Feb 2013	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	6,392	6,418	0.4	12,810
Average Daily Throughput (tpd)	214	218	235	228	229	0.4	229*
Days of Operation	31	30	27	28	28	0.0	56
Feed Grade Silver (g/t)	233	256	287	315	306	(2.9)	311*
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.27	1.19	(6.5)	1.23*
Bulk Concentrate (dry tonnes)	180	177	181	197	166	(15.7)	363
Bulk Concentrate Grade Silver (kg/t)	7.04	7.37	7.90	8.32	9.43	13.3	8.83*
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	29.1	30.4	4.4	29.7*
Recovery Silver (%)	82	78	78	81	80	(1.2)	80*
Recovery Gold (%)	72	69	68	70	66	(5.7)	68*
Mill Availability (%)	97.2	98.1	87.9	91.1	99.0	8.7	94.9*
Total Silver Produced (kg)	1,265	1,302	1,433	1,638	1,565	(4.5)	3,203
Total Gold Produced (g)	4,489	4,487	5,185	5,722	5,036	12.0	10,758
Total Silver Produced (oz) calculated	40,671	41,870	46,066	52,779	50,315	(4.5)	103,094
Total Gold Produced (oz) calculated	144	144	167	184	162	(12.0)	346
Total Silver Equivalent Produced (oz)	47,888	49,083	54,401	62,781	59,228	(5.7)	122,008
*Year to date average
Silver equivalent for January and February were calculated using a 55:1 ratio for silver to gold. For the months of October, November and December, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

February Highlights

•	Grade of concentrate produced was higher in February than January resulting in fewer tonnes of concentrate.

•	Silver and gold production decreased slightly compared to January due to lower silver and gold feed grades and gold recovery.

•	Tonnes processed were essentially the same as in January.

•	A scheduled down day was deferred until March, resulting in 28 operating days for February.

•
Silver recovery was similar to January but the gold recovery was 4% lower. The lower recovery could be the result of producing a higher grade concentrate (higher concentrate grades typically result in lower recoveries)

•	During the month, 10 truckloads of concentrate weighing 337.435 dry tonnes were shipped and sold.

Quality Assurance/Quality Control
Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS laboratory Services in Durango, Mexico.  Concentrate shipments are assayed at AH Knight in Manzanillo, Mexico.

Qualified Person(s)
Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino
Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Avino’s key goal is to become a significant low-cost primary silver producer with specific objectives to: 1) expand resources and reserves, 2) increase the mine’s output, and 3) identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.